

January 27, 2014

John J. Boucher
President and Chief Executive Officer
ModusLink Global Solutions, Inc.
1601 Trapelo Road, Suite 170
Waltham, MA 02451

    Re: **ModusLink Global Solutions, Inc.**
                Form 10-K for Fiscal Year Ended July 31, 2013
                Filed October 15, 2013
                Definitive Proxy Statement on Schedule 14A
                Filed October 29, 2013
                File No. 1-35319

Dear Mr. Boucher:

       We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

General

1. We note that you conduct significant operations in foreign jurisdictions and that your foreign operating segments accounted for 60% of revenue during the last fiscal year. Please tell us your consideration of providing disclosures to enable investors to assess the impact of foreign exchange rates. For example, we believe you should describe any material effects of changes in currency exchange rates on reported revenues and costs as

well as business practices and plans. Please note that this comment is also applicable to periodic filings on Form 10-Q.

Liquidity and Capital Resources, page 30

2. We note that your primary sources of liquidity consist of cash and cash equivalents. Please tell us your consideration of disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. separately for jurisdictions subject to and not subject to permanent reinvestment and the impact of repatriating the undistributed earnings of foreign subsidiaries. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960. Please note that this comment also applicable to periodic filings on Form 10-Q.

Critical Accounting Policies, page 32

Share-based Compensation Expense, page 33

3. We note your disclosure that any change in the assumptions used in your option-pricing model to determine the fair value of stock options on the date of grant may materially affect the estimated fair value of the share-based award. Please tell us your consideration of providing a sensitivity analysis based on other outcomes that are reasonably likely to occur if reasonably likely changes in such inputs and assumptions used would have a material effect on your results of operations.

Accounting for Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets, page 34

4. Please tell us whether your e-Business reporting unit is at risk of failing step one of the goodwill impairment test and if so please tell us your consideration of providing the following disclosures:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions; and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If the e-Business reporting unit is not at risk of failing step one of the impairment test, please consider disclosing that the fair value of the reporting unit is substantially in excess of the carrying value as of the date of the last impairment test.

Item 8. Financial Statements and Supplementary Data, page 39

Consolidated Statements of Operations, page 40

5. We note that the procurement and re-sale of materials on behalf of clients account for a material amount of your net revenue. Please tell us whether gross profit reflects any gross profit or loss related to the re-sale of materials. If so, we believe that disclosure of net revenues from the re-sale of materials and related cost of sales separately from service revenues and related cost of services would be meaningful to investors even though you do not design, develop, market or sell materials on your own behalf as described in your response to comment 12 in our letter dated April 14, 2009. As such, we believe you should comply with the disclosure requirements of paragraphs 1 and 2 of Rule 5-03(b) of Regulation S-X.

6. Please tell us why you classify equity in losses of affiliates in a manner different than as set forth in paragraph 12 of Rule 5-03(b) of Regulation S-X.

Consolidated Statements of Cash Flows, page 43

7. We note your presentation of restricted cash in cash flows from investing activities of continuing operations. Please tell us your consideration of separately presenting the amount of cash restricted as to withdrawal or usage in the consolidated balance sheet and describing the provisions of the restrictions in the notes to the consolidated financial statements. Please refer to paragraph 1 of Rule 5-02 of Regulation S-X.

Notes to Consolidated Financial Statements, 44

(2) Summary of Significant Accounting Policies, page 44

8. Please revise your summary of significant accounting policies to describe your basis of accounting for trade receivables. Please refer to ASC 310-10-50-2.

(4) Segment Information, page 50

9. Please tell us your consideration of disclosing revenues from external customers for each group of services (i.e. material planning and factory supply, value-added warehousing and distribution, and aftermarket services). Please refer to ASC 280-10-50-40.

(5) Discontinued Operations and Divestitures, page 52

10. Please tell us why the termination of the lease obligation associated with a previously vacated facility qualifies for reporting as discontinued operations. In particular, please tell us why the lease meets the definition of a component of an entity. Please refer to ASC 205-20-45-1.

(17) Defined Benefit Pension Plans, page 66

11. Please tell us your consideration of disclosing the net gain or loss recognized in other comprehensive income and reclassification adjustments of other comprehensive income as those amounts are recognized as components of net periodic benefit costs. Please refer to ASC 715-20-50-1i.

(18) Other Comprehensive Income, page 69

12. Please tell us your consideration of presenting reclassification adjustments and the effect of those adjustments on net loss and other comprehensive income. Please refer to ASC 220-10-45-17.

Item 9A. Controls and Procedures, page 71

13. Please tell us whether you applied the 1992 COSO Framework or the Updated Framework. In addition, since either framework is acceptable until December 15, 2014, the date COSO will consider the 1992 Framework superseded by the Updated Framework, please disclose the framework applied.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 18

Employment Arrangements for Named Executive Officers, page 28

14. We note your disclosure that John J. Boucher is eligible for an annual cash bonus, with a target bonus equal to 100% of his base salary, pursuant to the terms of his offer letter. Please disclose the criteria you considered when determining the percentage of such target bonus to be paid to Mr. Boucher, and clarify whether the prorated amount awarded to Mr. Boucher was based upon achievement of the 100% of base salary target. In future filings, if you use performance targets to determine payouts or awards, please disclose both the targets and your performance with respect to the targets. If the targets are quantified (i.e., a particular value is target—e.g., $100 million), then your disclosure of the targets and actual results should be quantified. Please refer to Item 402(b) of Regulation S-K.

Fiscal Relationships and Related Party Transactions, page 39

15. We note your statement that there were no "related-party transactions" in fiscal 2013. However, we also note your disclosure on page 18 of your Form 10-K that "[o]n March 12, 2013, stockholders of the Company approved the sale of 7,500,000 shares of newly issued common stock to Steel Partners Holdings L.P. ("Steel Partners") at a price of $4.00 per share, resulting in aggregate proceeds of $30.0 million before transaction costs." Since it appears that Steel Holdings was a greater than 5% shareholder at the time of such transaction, please revise your disclosure to reflect such sale, or advise us as to why such sale was a not a related party transaction. Please see Item 404 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or Lisa Kohl, Staff Attorney, at (202) 551-3252 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief